Mail Stop 4561

April 6, 2007

Mr. Bruce W. Taylor
Chief Executive Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, IL 60018

> **Re:** **Taylor Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-50034**

Dear Mr. Taylor:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief